Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL proposes an increased fourth quarter 2016 dividend of €0.62/share and a 2016 annual dividend of €2.45/share

The Board of Directors of TOTAL met on February 8, 2017 and decided to propose to the Combined Shareholders’ Meeting, which will be held on May 26, 2017, an annual dividend of €2.45/share for 2016, an increase compared to 2015. Given the three previous 2016 interim quarterly dividends of €0.61/share, a fourth quarter 2016 dividend of €0.62/share is therefore proposed, representing an increase of 1.6% compared to the previous three interim dividends.

The Board of Directors also decided to propose to the Combined Shareholders’ Meeting the alternative for shareholders to receive the fourth quarter 2016 dividend in cash or in new shares of the company with a discount that will be set between 0% and 10%.

Subject to approval at the Combined Shareholders’ Meeting:

•	the ex-dividend date for the fourth quarter dividend will be June 5, 2017; and

•	the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend is set for June 22, 2017.

American Depositary Receipts (“ADRs”) will receive the final quarterly installment of the 2016 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•	ADR ex-dividend date on May 31, 2017;

•	ADR record date on June 2, 2017; and

•	ADR distribution date for cash or shares issued in lieu of the cash dividend on June 29, 2017

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

TOTAL and CMA CGM prepare for new environmental regulations in the shipping industry

On February 1, 2017, TOTAL, the world’s fourth-ranked international oil and gas company, and CMA CGM, a leading worldwide shipping group, have signed a three-year memorandum of understanding.

The two partners will be combining their expertise to prepare for stricter fuel regulations in the shipping industry and further reduce the sector’s footprint by developing solutions that make container ships ever more environmentally-friendly.

TOTAL will support CMA CGM by becoming its multifuel supplier, providing a comprehensive range of solutions:

•	Fuel oil with a sulfur content of 0.5%.

•	Fuel oil with a sulfur content of 3.5% for ships equipped with exhaust gas cleaning systems, or scrubbers, which reduce the polluting emissions before they are released into the atmosphere.

•	LNG, which offers numerous advantages from an environmental standpoint, including the reduction of CO2 emissions, the elimination of sulfur oxide (SOx) emissions, drastic decrease of nitrogen oxides (NOx) and particulate matters.

Accordingly, the Group’s specialized affiliate Total Marine Fuels will be renamed Total Marine Fuels Global Solutions on February 1, 2017. The new organization intends in particular to become a leading player in the LNG bunker market. TOTAL is also very active in marine lubricants, which it markets under the Lubmarine brand.

Results of the option to receive the second quarter 2016 interim dividend in shares

The Board of Directors of TOTAL met on December 15, 2016, and declared a second quarter 2016 interim dividend of €0.61 per share and offered, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of May 24, 2016, the option for shareholders to receive the second quarter 2016 interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from December 21, 2016 to January 4, 2017. At the end of the option period, 66% of rights were exercised in favor of receiving the payment for the second quarter 2016 interim dividend in shares.

23,206,171 new shares will be issued, representing 0.95% of the Company’s share capital on the basis of the share capital as of December 31, 2016. The share price for the new shares to be issued as payment of the second quarter 2016 interim dividend was set at €41.87 on December 15, 2016. The price is equal to the average opening price on the Euronext Paris for the twenty trading days preceding December 15, 2016, reduced by the amount of the interim dividend, with a 5% discount.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris will occur on January 12, 2017. The shares will carry immediate dividend rights and will be fully assimilated with existing shares already listed.

The total remaining cash dividend to be paid to shareholders who did not elect to receive the second quarter 2016 interim dividend in shares amounts to €498 million and the date for the payment in cash is set for January 12, 2017.

TOTAL to acquire an additional 21.57% interest from Tullow in the Uganda Lake Albert Project

On January 9, 2017, TOTAL announced that it had entered into a package agreement with Tullow under which TOTAL will acquire an additional 21.57% interest from Tullow in the Uganda Lake Albert oil project.

Following this transaction, TOTAL will hold a 54.9% interest, strengthening its position in this competitive project and paving the way for a project sanction in the near future.

The overall consideration paid by TOTAL to Tullow will be $900 million, representing a reimbursement of a portion of past costs, payable in installments along the development of the project, with an initial payment of $100 million at closing.

Under the terms of the deal, TOTAL will acquire 21.57% out of Tullow’s existing 33.33% stake in all of the Lake Albert project licenses EA1, EA1A, EA2 and EA3A. TOTAL, which is already operator of licenses EA1 and EA1A, will in addition take over operatorship from Tullow of license EA2, enabling significant efficiency gains and synergies.

Closing of the transaction is subject to customary regulatory and government approvals and to partner pre-emption rights.

TOTAL and Petrobras implement their strategic alliance through an assets package agreement

On December 21, 2016, TOTAL announced having signed with Petrobras an assets package agreement in the framework of their strategic alliance announced in October 2016. This agreement reinforces the joint partnership and cooperation between the two companies, in the upstream and downstream sectors, covering operations, research and technology.

In the upstream, the technical cooperation will be strongly reinforced between the two companies including joint assessment of the exploration potential in key prospective areas in Brazil and the development of new technologies.

TOTAL will also become partner to Petrobras in two high-quality pre-salt licenses of the prolific Santos basin: the BMS-11 with the “Iara” fields currently under development where TOTAL will acquire a 22.5% interest from Petrobras, and in the BMS-9 with the Lapa field, which just entered into production and where TOTAL will become the operator of the license with the acquisition of a 35% interest from Petrobras. The two companies will combine their internationally recognized expertise in deep-water to jointly develop solutions for long subsea tie-backs, reservoirs with high CO2 content and digital geosciences data management. TOTAL will also offer to Petrobras the option of taking a 20% stake in the Perdido Belt deepwater exploration Block 2 recently awarded in Mexico.

In the downstream, TOTAL will bring to Petrobras its worldwide experience by entering the integrated gas and power market in Brazil. TOTAL will acquire from Petrobras some regasification capacity in the Bahia LNG terminal and a 50% interest in two co-generation plants located in the Bahia area as well as pipeline transport capacity, enabling TOTAL to supply gas to the two co-generation plants.

Under the terms of this assets package deal, the acquisition of the upstream and downstream interests in Brazil from Petrobras will represent a global value of around $2.2 billion, made of cash, carry and contingent payments. It is subject to the final execution of the sale and purchase agreements, to the relevant regulatory approvals and to partners’ preemption rights only on the Iara transaction.

TOTAL makes $207 million investment in Tellurian to develop integrated gas project

On December 20, 2016, TOTAL and Tellurian Investments Inc. (“Tellurian”) announced that TOTAL is acquiring approximately 23% of Tellurian at $5.85 per share for an amount of $207 million to develop an integrated gas project, from the acquisition of competitive gas production in the US to the delivery of LNG to international markets from the Driftwood LNG terminal. This transaction closed on January 3, 2017.

Driftwood LNG is in the engineering design and pre-filing phase of the project. The Federal Energy Regulatory Commission (FERC) approved Driftwood LNG’s pre-filing request on June 6, 2016. Tellurian expects to commence construction of Driftwood LNG in 2018 and produce LNG in 2022.

Treasury shares cancellation

The Board of Directors of TOTAL S.A. met on December 15, 2016 and decided to proceed, under the conditions set forth at the Combined Shareholders’ Meeting of May 11, 2012, with the cancellation of 100,331,268 treasury shares. These shares were previously repurchased off-market by TOTAL S.A. from four of its 100% indirectly owned affiliates.

The repurchase followed by the immediate cancellation of the shares means that affiliates of TOTAL S.A. no longer hold treasury shares as part of a simplification of the Group structures.

This transaction has no impact on the consolidated financial statements of TOTAL S.A., or on the number of fully-diluted weighted-average shares or on earnings per share.

Following the cancellation of the shares, the number of shares of TOTAL S.A. is 2,429,723,768. The number of voting rights which can actually be exercised at the Shareholders’ Meeting is 2,574,026,593. The total number of ‘theoretical voting rights’ attached to the 2,429,723,768 shares is 2,584,615,655. The theoretical voting rights figure includes 10,589,062 treasury shares held by TOTAL S.A. for employee performance share plans, and which do not have actual voting rights attached.

TOTAL awarded exploration blocks in offshore Mexico

On December 6, 2016, TOTAL announced that it had been awarded exploration licenses on 3 Blocks in offshore Mexico, following the country’s first competitive deep water bid round.

TOTAL will be operator of Block 2 in the Perdido basin with a 50% interest, while ExxonMobil has the remaining 50%. The block covers a surface area of 2,977 square kilometers at water depths ranging from 2,300 to 3,600 meters.

In the Salina basin, TOTAL has won a participating interest of 33.3%, alongside Statoil (33.4%) and BP (33.3%), in Blocks 1 (2,381 km²) and 3 (3,287 km²).

Suez and TOTAL partner to recycle cooking oil into biofuel

On December 6, 2016, SUEZ and TOTAL announced that they were joining forces to collect and recycle used cooking oil in France. As part of their 10-year partnership, SUEZ will supply 20,000 metric tons of used cooking oil a year to TOTAL. Collected throughout France, the oil will be processed into biofuel at TOTAL’s La Mède biorefinery.

In response to growing demand for biofuel, TOTAL is transforming its La Mède site into France’s first biorefinery, one of the largest in Europe. The facility will produce biodiesel by refining used cooking oil, residual oil and vegetable oil. The high-quality biodiesel (HVO) will be easily blended into regular diesel in any proportion, with no adverse impact on fuel quality or engines.

At present, 45,000 metric tons a year of used cooking oil are collected in France, out of an estimated total of more than 100,000 metric tons. The partnership between SUEZ and TOTAL will increase amount of used oil collected by more than 20% and improve its conversion through a short energy production loop beneficial for the environment.

SUEZ will deploy a France-wide oil collection and recycling system suitable for all types of producers, from consumers to the leading agrifood businesses. The oil will be transported to La Mède for preliminary treatment in a filtration unit built by SUEZ. The new unit will create around 50 local jobs.

Ivory Coast: TOTAL becomes the operator of the LNG terminal project

On November 25, 2016, TOTAL announced that the CI-GNL (Ivory Coast LNG) consortium led by TOTAL had been awarded the rights to build and operate a liquefied natural gas (LNG) re-gasification terminal in Ivory Coast with a capacity of 3 million tons per year.

The decision announced by the Government of the Ivory Coast on October 4th was followed by the signature of the shareholders’ agreement in Abidjan between TOTAL, which will operate the project with a 34% interest, national companies PetroCI (11%) and CI Energies (5%) as well as SOCAR (26%), Shell (13%), Golar (6%) and Endeavor Energy (5%).

TOTAL will use the terminal to supply LNG volumes from its global portfolio in proportion to its participating interest in the project. The re-gasification terminal project is expected to become operational by mid 2018.

The project involves the construction of a terminal with a floating storage and re-gasification unit (FSRU) in Vridi, Abidjan area, and a pipeline connecting the FSRU to existing and planned power plants in Abidjan, as well as to regional markets connected to the Ivorian network. This will enable Ivory Coast to become the first regional LNG import Hub in West Africa, and to meet both regional and domestic demand.

Azerbaijan: TOTAL and SOCAR sign agreement to develop Absheron discovery

On November 21, 2016, TOTAL announced that it had signed an agreement with SOCAR, the national oil company of Azerbaijan, establishing the contractual and commercial terms for a first phase of production of the Absheron gas and condensate field, located in the Caspian Sea and discovered by TOTAL in 2011.

The development involves the drilling of one well at a water depth of 450 meters. Production from this high pressure field will be around 35 thousand barrels of oil equivalent per day, including a significant portion of condensate. The produced gas will supply Azerbaijan’s domestic market.

This first phase of production will also enable a dynamic appraisal of the field for future phases.

TOTAL is the operator of Absheron with a 40% interest alongside SOCAR (40%) and ENGIE (20%).

TOTAL and Corbion form a joint venture in bioplastics

On November 16, 2016, TOTAL announced joining forces with Corbion to develop bioplastics by creating a 50/50 joint venture to produce and market polylactic (PLA) polymers. The two partners plan to build a world-class PLA polymerization plant with a capacity of 75,000 tons per year at Corbion’s site in Thailand that already has a lactide (PLA monomer) production unit that will become part of the joint venture. Corbion will supply the lactic acid necessary for the production of the PLA and the lactide.

The new company will be based in the Netherlands and will launch operations in the 1st quarter of 2017, subject to regulatory approvals.

PLA is a biobased, biodegradable polymer obtained by fermenting renewable resources (sugar or starch) to produce lactic acid. PLA is mainly used for food packaging, disposable tableware and textiles, as well as in numerous other industries such as oil and gas, electronics, automotive and 3D printing.

TOTAL launches vast program to install solar power in 5,000 service stations worldwide

On November 15, 2016, TOTAL announced that it was launching a program to equip 5,000 of its service stations worldwide with solar panels within five years, including 800 in France. The total solar capacity to be installed is about 200 MW, equivalent to the amount of electricity used to power a city of 200,000 people. The project represents an investment of around $300 million.

An affiliate of TOTAL, SunPower is a global leader in photovoltaic solar energy. Based in San Jose, California, SunPower develops, manufactures and operates the world’s highest performing solar systems for homeowners and businesses.

Iran: TOTAL signs heads of agreement to develop phase 11 of the giant South Pars gas field

On November 8, 2016, TOTAL announced the signature of a heads of agreement (“HoA”) with the National Iranian Oil Company (“NIOC”) for the development of phase 11 of South Pars, the world’s largest gas field. The South Pars 11 project (“SP11”) is expected to have a production capacity of 1.8 billion cubic feet per day, or 370 000 barrels of oil equivalent per day. The produced gas will be fed into Iran’s gas network.

TOTAL is expected to operate the SP11 project with a 50.1% interest alongside Petropars (19.9%), a 100% subsidiary of NIOC, and the Chinese state-owned oil and gas company CNPC (30%).

Under the terms of the HoA, NIOC and the project partners will conduct exclusive negotiations to finalize a 20-year contract in accordance with the technical and economic terms established in the HoA, within the framework of Iranian Petroleum Contract (IPC) recently approved by the Iranian Parliament.

In parallel, TOTAL will launch engineering studies and a call for tender process so that construction contracts can be awarded immediately upon signature of the final agreement.

The SP11 project is expected to be developed in two phases. The first phase, with an estimated total cost of around $2 billion equivalent, will consist of 30 wells and 2 well head platforms connected to existing onshore treatment facilities by 2 subsea pipelines. At a later stage, a second investment phase, involving the construction of offshore compression facilities, is expected to be launched once required by the reservoir conditions.

Additional highlights since the beginning of the fourth quarter of 2016:

•	successful North Platte appraisal in the Gulf of Mexico ; and

•	sale of 29% interest in French pipeline company Société du Pipeline Méditerranée Rhône (SPMR).